UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144		OMB APPROVAL
		OMB Number:	3235-0101
		Expires:	December 31, 2009
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NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933		SEC USE ONLY

DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.		CUSIP NUMBER
WORK LOCATION
1(a) NAME OF ISSUER (Please type or print) ONEOK Partners, L.P.	(b) IRS IDENT. NO. 93-1120873	(c) S.E.C. FILE NO. 1-12202

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
100 West Fifth Street		Tulsa	OK	74103	AREA CODE	NUMBER
					918	588-7000

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Bear Paw Energy, LLC	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER Subsidiary	(d) ADDRESS 100	STREET West Fifth Street	CITY Tulsa	STATE OK	ZIP CODE 74103

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See Instr. 3(c))	Aggregate Market Value (See Instr. 3(d))	Number of Shares or Other Units Outstanding (See Instr. 3(e))	Approximate Date of Sale (See Instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See Instr. 3(g))

Common Units	Merrill Lynch 6100 South Yale Avenue, Suite 1500 Tulsa, OK 74136		75,000	$3,048,750 as of 3/31/2009	54,426,087	04/02/09	New York Stock Exchange

INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code
2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s I.R.S. identification number, if such person is an entity
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code
3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

Approximate date on which the securities are to be sold

(f)
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (02-08)

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Units	May 19, 2008	Pledge Agreement	Bear Cub Investments, LLC	75,000	N/A	N/A

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Bear Paw Energy, LLC 100 West Fifth Street Tulsa, Oklahoma 74103	Common Units of ONEOK Partners, L.P.	March 6, - April 1, 2009	None 141,604	None $5,261,960

REMARKS: Bear Cub Investments, LLC, which is not an affiliate of the Issuer, is a counterparty under a commodity trading agreement to Bear Paw Energy, LLC, which is a subsidiary of Issuer. As security for its payment obligations under that agreement, Bear Cub Investments, LLC pledged various collateral, including the common units which are the subject of this sale. In anticipation of its default under the agreement, Bear Cub Investments, LLC has advised Bear Paw Energy, LLC to instruct Merrill Lynch to sell the common units and use the proceeds to satisfy Bear Cub Investments, LLC’s obligations under the agreement.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

04/02/09 DATE OF NOTICE	/s/ Curtis L. Dinan (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)